Exhibit 99.16

NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

to be held on

JUNE 8, 2011

SANDSPRING RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 8, 2011

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Sandspring Resources Ltd. (the "Company") will be held at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, on Wednesday, June 8, 2011 at 9:00 a.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Company for each of the financial years ended December 31, 2010 and 2009 and the reports of the auditors thereon;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.
to consider, and if thought fit, to pass an ordinary resolution approving a new stock option plan of the Company, as more particularly described in the accompanying management information circular; and

5.	to transact such further business as may properly come before the Meeting or any adjournment or postponement thereof.

DATED this 3rd day of May, 2011

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Richard A. Munson"

Richard A. Munson Chief Executive Officer and Corporate Secretary

This notice is accompanied by the management information circular, the form of proxy, the supplemental mailing card, and in the case of those shareholders who have so requested through the completion and return of the supplemental mailing card provided by the Company in its last annual mailing, a copy of the Company's audited financial statements, including the reports of the auditors thereon, and management's discussion and analysis for each of the financial years ended December 31, 2010 and 2009. For those shareholders who did not request to receive a copy of the audited financial statements, a copy is available upon request to the Company and can also be found on SEDAR at www.sedar.com or on the Company's website at www.sandspringresources.com.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please properly complete, sign, date and return the enclosed form of proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Attention: Proxy Department, by mail at: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or by fax at: (416) 263-9524 or 1 (866) 249-7775. Proxies must be received no later than 9:00 a.m. (Toronto time) on Monday, June 6, 2011, or if the meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory or civic holidays in the City of Toronto, Ontario).

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone at 1 (800) 564-6253.

SANDSPRING RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2011

This management information circular is furnished in connection with the solicitation of proxies by management of Sandspring Resources Ltd. (the "Company") for use at the annual and special meeting of shareholders of the Company (the "Meeting") to be held at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, on Wednesday, June 8, 2011 at 9:00 a.m. (Toronto time) and any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of meeting (the "Notice of Meeting"). This management information circular and the enclosed form of proxy have been mailed to the registered holders of common shares of the Company (the "Common Shares") of record at the close of business on May 3, 2011 (the "Record Date"). Except to the extent otherwise stated herein, all information set forth herein is given as of the Record Date, and all dollar amounts set forth herein are stated in Canadian dollars. Information set forth herein as to shareholdings is based upon information supplied by the respective persons holding such Common Shares.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The Company will bear the cost of soliciting proxies on behalf of management. The Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding this proxy material to beneficial owners of Common Shares. In addition to solicitation by mail, certain officers, directors and employees of the Company may solicit proxies by telephone or personally, but will receive no compensation for so doing.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders ("Non-Registered Shareholders") because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS & Co.) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy, the supplemental mailing card, and in the case of those shareholders who have so requested through the completion and return of the supplemental mailing card provided by the Company in its last annual mailing, a copy of the Company's audited financial statements, including the reports of the auditors thereon, and management's discussion and analysis for each of the financial years ended December 31, 2010 and 2009 (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete, sign, date and return the enclosed form of proxy to the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Attention: Proxy Department, by mail at: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or by fax at: (416) 263-9524 or 1 (866) 249-7775, no later than 9:00 a.m. (Toronto time) on Monday, June 6, 2011, or, if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory or civic holidays in the City of Toronto, Ontario).

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder's or such other person's name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form, proxy or waiver of the right to receive Meeting Materials and to vote at any time by written notice to the Intermediary, provided that an Intermediary is not required to act on a revocation of a voting instruction form, proxy or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Manner Proxies will be Voted

To be voted, the accompanying form of proxy must be properly completed, signed, dated and returned to the offices of the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, Attention: Proxy Department, by mail at: 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1, or by fax at: (416) 263-9524 or 1 (866) 249-7775, no later than 9:00 a.m. (Toronto time) on Monday, June 6, 2011, or, if the Meeting is adjourned or postponed, no later than 48 hours preceding the time of such adjourned or postponed meeting (excluding Saturdays, Sundays and statutory or civic holidays in the City of Toronto, Ontario). On any ballot that may be called for at the Meeting, the Common Shares represented by such form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder appearing on such form of proxy, and, if a choice is specified therein in respect of any matter to be acted upon, will be voted in accordance with the specification made. In the absence of such specification, such Common Shares will be voted for such matter.

The accompanying form of proxy confers discretionary authority upon the person acting as proxy thereunder with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendments, variations or any other matters, which may properly come before the Meeting.

Appointment of Proxies

Each shareholder has the right to appoint a person other than the persons named in the accompanying form of proxy, who need not be a shareholder, to attend and act on his, her or its behalf at the Meeting. Any shareholder wishing to exercise such right may do so by striking out the names of the management nominees and inserting in the blank space provided in the accompanying form of proxy the name of the person whom such shareholder wishes to appoint as proxy. A shareholder wishing to be represented by proxy at the Meeting, or any adjournment or postponement thereof, must in all cases deposit the properly completed, signed and dated proxy with the Company's registrar and transfer agent at the address or facsimile number and by the time specified under the heading "Manner Proxies Will be Voted", above.

Revocability of Proxy

A shareholder giving a proxy has the power to revoke it. Such revocation may be effected by written instrument revoking such proxy executed by the shareholder or by his, her or its attorney authorized in writing or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and deposited at the office of the Company's Registrar and Transfer Agent, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of Common Shares and preferred shares of the Company (the "Preferred Shares"), of which 108,015,402 Common Shares and no Preferred Shares are issued and outstanding as at the Record Date. Each Common Share carries the right to one vote per Common Share. The quorum required for the Meeting is two persons holding or representing by proxy not less than 10% of the outstanding shares of the Company entitled to vote at the Meeting.

To the best of the directors' and officers' knowledge, no person beneficially owns or exercises control or direction, directly or indirectly, over voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company, other than:

Name(1)	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Common Shares
Alfro Alphonso and Mercedario Limited(2)	9,353,526	8.66%
Crescent Global Gold Ltd.	27,658,241	25.61%
____________________
Notes:
(1)
The information as to Common Shares beneficially owned or over which control or direction is exercised, directly or indirectly, not being within the knowledge of the Company, has been furnished by the shareholder listed above.

(2)	1,722,268 are held by Mr. Alphonso and 7,631,258 are held by Mercedario Limited, a company in which Mr. Alphonso holds 50% of the outstanding shares.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or at any adjournment or postponement thereof (subject in the case of voting by proxy to the timely deposit of a properly completed, signed and dated proxy with Computershare Trust Company of Canada as specified herein and in the Notice of Meeting).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, to the best of management's knowledge, no director or executive officer of the Company, or any person who has held such a position since January 1, 2010, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The audited financial statements of the Company for each of the financial years ended December 31, 2010 and 2009 and the reports of the auditors thereon will be presented before the Meeting. The audited financial statements for each of the financial years ended December 31, 2010 and 2009, the report of the auditors thereon and management's discussion and analysis, were mailed with this management information circular to those shareholders of the Company who have so requested through the completion and return of the supplemental mailing card provided by the Company in its last annual mailing.

Election of Directors

Eight directors are to be elected at the Meeting to serve until the next annual meeting of shareholders or until their respective successors are duly appointed. All of the following persons whose names are set out below have been nominated by the board of directors of the Company (the "Board") for election as directors at the Meeting. The term of office of all present directors of the Company expires when the new directors have been elected at the Meeting.

Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be withheld from voting in the election of directors, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of electing as directors the nominees named below, provided that if any one or more of such nominees should become unavailable for election for any reason, the persons named in the accompanying form of proxy, unless instructed to withhold from voting, will vote the Common Shares represented thereby in favour of the election of the remaining nominees as directors and such other substitute nominee(s) as John R. Adams, Chairman of the Board, may designate. The Company has been informed by each nominee that he is willing to stand for election and to serve as a director. The following information is submitted with respect to the nominees for election as directors:

Name & Municipality of Residence(1)(2)	Position with the Company	Principal Occupation Currently and During Past Five Years	Common Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
John R. Adams Steamboat Springs, Colorado, USA	Lead Director from November 24, 2009 to January 1, 2011 and Chairman of the Board effective January 1, 2011
Mr. Adams is the President and a director of ETK Inc. He is also the Chairman, President and a director of the privately held Energy Fuels Corporation group of companies based in Steamboat Springs, Colorado.

5,840,855(5)

Name & Municipality of Residence(1)(2)	Position with the Company	Principal Occupation Currently and During Past Five Years	Common Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
P. Greg Barnes Centennial, Colorado, USA	Executive Vice President since January 6, 2011 and director since February 3, 2010	Mr. Barnes is currently director of the privately held Hunter Energy LLC and Hunter Resource Capital Inc.	25,171

Abraham P. Drost Thunder Bay, Ontario, Canada	President since November 24, 2009 and director since March 25, 2010	Mr. Drost was the President and Chief Executive Officer of Source Exploration Corp. from July 2008 to September 2009 and is a director of that company (since September 2007). In addition, Mr. Drost served as president of Sabina Gold and Silver Corp. from December 2004 to August 2007 and as director of that company from September 2004 to June 2008.	240,000

Richard A. Munson(4) Littleton, Colorado, USA	Director, Chief Executive Officer and Corporate Secretary since November 24, 2009
Mr. Munson is currently the Executive Vice President and a director of ETK Inc. Mr. Munson is also Executive Vice President and a director of the privately held Energy Fuels Corporation group of companies based in Steamboat Springs, Colorado.
			Nil(6)

Mark C. Maier Calgary, Alberta, Canada	Director since September 9, 2006	Mr. Maier was employed by Merrill Lynch (London) as an Associate Vice President, whereafter; he worked in Florida, USA, as a Risk Manager for AVM L.P., a registered broker/dealer and service company to III Associates L.P., a hedge fund advisor. Currently, Mr. Maier is the Vice President Corporate Development of Aurum Group and investment manager for Alpha Vest Partners and Aurum Venture Partners.	1,215,254

Gerald W. Grandey Saskatoon, Saskatchewan, Canada	Director since March 25, 2010	Mr. Grandey is the Chief Executive Officer and a director of Cameco Corporation. and has held such positions for the past five years. Mr. Grandey also served as President of Cameco Corporation from May 2000 to May 2010.	304,886

Name & Municipality of Residence(1)(2)	Position with the Company	Principal Occupation Currently and During Past Five Years	Common Shares of the Company Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)
Brad L. Doores(4) Toronto, Ontario, Canada	Director since March 25, 2010	Mr. Doores is the Vice President and Assistant General Counsel of Barrick Gold Corporation and has held such position for the past five years.	20,400

David Constable(4) Toronto, Ontario, Canada	Director since January 6, 2011
Mr. Constable is Chairman of U308 Corp. and Rockcliff Resources Inc. and was Vice President, Investor Relations for FNX Mining Company Inc. from 2002 through 2010 until the company’s merger with Quadra Mining Ltd.
			Nil

_____________________
Notes:
(1)
To the best of management's knowledge, no proposed director is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:
(a) while the proposed director was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (collectively, an "Order"); or
(b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(2)
To the best of management's knowledge, no proposed director:
(a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(3)
The proposed directors have provided the information regarding the number of Common Shares or any common shares of the Company's subsidiaries that they beneficially own, control or direct, directly or indirectly.

(4)	Member of the Audit Committee.
(5)
Includes Common Shares held by Crescent Global Gold Ltd. ("CGG"), over which Mr. Adams (including the associates and affiliates of Mr. Adams), may be said to exercise control or direction indirectly as to 5,125,153 Common Shares, by virtue of his ownership of approximately 23% of the issued and outstanding common shares of Crescent Global Resources Ltd. ("CGR") (which entity owns approximately 73% of the issued and outstanding common shares of CGG). Does not include: (i) 3,886,203 Common Shares held by The GoldHeart Trust (a 17.44% shareholder of CGG), in respect of which Mr. Adams is the settlor but has no control or direction; (ii) 2,524,705 Common Shares held by JRA 1985 Insurance Trust (an 11.35% shareholder of CGG), in respect of which Mr. Adams is the settlor but has no control or direction; and (iii) 615,016 Common Shares held by WJT Trust (a 2.77% shareholder of CGG), in respect of which Mr. Adams is the settlor but has no control or direction.

(6)
Does not include 2,223,748 Common Shares held by Red Rocks Trust (a 10% shareholder of CGR, which entity owns approximately 73% of the issued and outstanding common shares of CGG), in respect of which Mr. Munson is the settlor but has no control or direction.

Appointment of Auditor

The Board proposes to nominate KPMG LLP, Chartered Accountants, for re-appointment as the auditor of the Company to hold such position until the next annual meeting of shareholders. KPMG LLP was appointed as the Company’s auditors effective December 18, 2009.

Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be withheld from voting in the appointment of the auditor, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of appointing KPMG LLP as auditor of the Company and authorizing the directors to fix their remuneration.

New Stock Option Plan

On March 16, 2007, the Board established an incentive stock option plan (the “Existing Plan”) to provide additional incentive to directors, officers, employees and consultants of the Company or its subsidiaries or affiliates, and employees of any person or company which provides management services to the Company or its subsidiaries or affiliates.  The Company is proposing to terminate the Existing Plan and approve a new stock option plan (the “2011 Plan”).  The 2011 Plan is similar to the Existing Plan with respect to the number of options to purchase Common Shares (the “Options”) which may be issued, the exercise price of the Options granted and the maximum term of the Options; however, the 2011 Plan provides that certain provisions will not apply in the event the Common Shares are listed on the Toronto Stock Exchange (the “TSX”).

The following summary of the 2011 Plan is intended to be a brief description of the 2011 Plan and is qualified in its entirety by the full text of the 2011 Plan which is attached as Appendix “A” to this management information circular.

The 2011 Plan is administered by the Board, or its designee committee consisting of directors of the Board (the “Committee”), which has full and final authority with respect to the granting of all Options thereunder subject to the requirements of the 2011 Plan, any stock exchange on which the Common Shares are listed and other requirements of law.

The purpose of the 2011 Plan is to promote the Company’s profitability and growth by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals.  The 2011 Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Common Shares.

The 2011 Plan authorizes the Board or the Committee, as applicable, to grant Options to purchase Common Shares on the following key terms:

•	the aggregate number of Common Shares which may be issued pursuant to Options granted under the 2011 Plan will not exceed 10% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares under one or more Options at any time to any one optionee in any one year period shall not exceed 5% of the issued and outstanding Common Shares at the time of the grant;

•	the number of Common Shares under one or more Options at any time to insiders in any one year period shall not exceed 10% of the issued and outstanding Common Shares;

•	the number of Common Shares reserved for issuance to insiders shall not exceed 10% of the issued and outstanding Common Shares unless the Company obtains disinterested approval;

•
while listed on the TSX Venture Exchange (the “TSXV”), the number of Common Shares under Options to any one Consultant (as defined in the 2011 Plan) in a one year period shall not exceed 2% of the issued and outstanding Common Shares at the time of the grant;

•
while listed on the TSXV, the number of Common Shares under Options to persons employed to provide Investor Relations Activities (as defined in the 2011 Plan)  in a one year period shall not exceed 2% of the issued and outstanding Common Shares at the time of the grant;

•
while listed on the TSXV, the number of Common Shares under Options to Investor Relations Persons or Investor Relations Consultants (each as defined in the 2011 Plan) must vest in stages over a one year period, with no more than 25% of the Common Shares vesting in any three month period;

•	the exercise price of an Option shall be based on the market price (as defined in the 2011 Plan) of the Common Shares;

•	Options granted under the 2011 Plan will be granted for a term not to exceed ten years from the date of grant;

•
except in the case of persons engaged in Investor Relations Activities (while listed on the TSXV) and in the case of a death of an optionee, Options granted to optionees shall terminate no longer than 90 days after any such persons ceases to be an Eligible Person (as defined in the 2011 Plan) unless such period is extended by the Board or the Committee;

•
in the event of an optionee’s death, his or her personal representative, heirs or legatees may exercise the unexercised Options until one year after the death of such optionee (unless such period is extended by the Board or the Committee);

•	while listed on the TSXV, Options granted to a person engaged in Investor Relation Activities shall terminate no longer than 30 days after such person ceases to be retained to provide such activities;

•	an Option may not be assigned or transferred, and during the lifetime of an optionee, the Option may be exercised only by the Optionee; and

•	any amendments to reduce the exercise price of Options granted to insiders (as defined in the 2011 Plan) of the Company shall be subject to disinterested shareholder approval.

At the Meeting, shareholders will be asked to consider, and if thought fit, approve the resolutions substantially in the form below to approve the 2011 Plan and authorize the issuance under the 2011 Plan of up to such number of Common Shares as is equal to 10% of the aggregate number of Common Shares issued and outstanding from time to time (collectively, the “Stock Option Plan Resolutions”).

“BE IT RESOLVED THAT:

(a)	the 2011 Plan substantially in the form attached hereto as Appendix “A” be authorized and approved as the stock option plan of the Company;

(b)	the number of Common Shares of the Company issuable pursuant to the 2011 Plan be set at 10% of the aggregate number of Common Shares of the Company issued and outstanding from time to time;

(c)
the continuation under the 2011 Plan of 6,768,934 Options currently outstanding under the Existing Plan, without amendment to their terms except as required to comply with the 2011 Plan, be authorized and approved; and

(d)
any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise and to deliver or to cause to be delivered, all such other deeds, documents, instruments and assurances and to do or cause to be done all such other acts as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the terms of the foregoing resolutions.”

Approval of the Stock Option Plan Resolutions will be obtained if a majority of the votes cast are in favour thereof.

The Board has concluded that the 2011 Plan is in the best interests of the Company and the shareholders. Accordingly, the Board recommends that the shareholders vote in favour of the Stock Option Plan Resolutions.  Unless the shareholder has specified in the proxy that his, her or its Common Shares are to be voted against the approval of the Stock Option Plan Resolutions, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby in favour of the foregoing resolution.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company's Chief Executive Officer ("CEO");

(b)	the Company 's Chief Financial Officer ("CFO"); and

(c)
the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at December 31, 2010 and whose total compensation was, individually, more than $150,000 for the financial year ended December 31, 2010.

During the financial year ended December 31, 2010, the Company had five Named Executive Officers, being: Richard A. Munson, CEO, Corporate Secretary and director; Jeffrey L. Vigil, former CFO; Carmelo Marrelli, former CFO; Scott Issel, CFO; and Abraham P. Drost, President and director.

Compensation Discussion and Analysis

The Board formulates and the compensation committee (the “Compensation Committee”) of the Board administers an executive compensation program. The executive compensation program is comprised of two principal elements: base salaries and incentive stock options, which are designed to provide a combination of cash and equity-based compensation to effectively compensate, attract, retain and motivate the directors and executive officers of the Company and to closely align the personal interests of such persons to those of the shareholders of the Company.

The Board recommends how much, if any, cash compensation will be paid to directors for services rendered by directors, in such capacity, to the Company. Directors who were otherwise employed by or engaged to provide services to the Company were not paid any cash compensation for the financial year ended December 31, 2010, but will be paid cash compensation for their services as directors going forward in accordance with the director compensation program approved by the Board effective as of January 1, 2011. The director compensation program provides that directors shall receive an annual fee of $24,000, with additional annual fees for committee Chairs of $5,000 (other than the Chair of the Audit Committee, who shall receive an additional annual fee of $8,000) and for the Chairman of the Board of $26,000. Additionally, all directors are compensated for their services as directors through the granting of stock options in such amounts and upon such terms as may be approved by the Company’s directors from time to time.

Base Salaries

Base salaries for executive officers of the Company are reviewed annually by the Compensation Committee in view of corporate and personal performance objectives, based on individual levels of responsibility. Salaries of the executive officers of the Company are not determined based on benchmarks or a specific formula; however, benchmarks, performance goals and other specific criteria may be developed as the Company matures.

Option Based Awards

The Company has adopted the Existing Plan that provides for the Board to grant, from time to time, in its discretion, and in accordance with the TSXV requirements to its directors, officers, employees and technical consultants, non-transferable options to purchase Common Shares provided that the number of Common Shares reserved for issuance under the Existing Plan does not exceed 10% of the issued and outstanding Common Shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of Common Shares reserved for issuance to any individual director or officer may not exceed 5% of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to all technical consultants may not exceed 2% of the issued and outstanding Common Shares. Subject to the expiry date of such option, options may be exercised up to 90 days following cessation of the optionee’s position with the Company (or in the case of optionees engaged in investor relations activities, up to 30 days following cessation), provided that if the cessation of office, directorship, or technical consulting arrangement was by reason of death, the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The process for determining option based awards for executive officers and directors of the Company is based on discussions by the members of the Board and the executive team and determined by the Compensation Committee pursuant to the charter of the Compensation Committee. Grants will be made in two separate tranches per calendar year going forward. The number of options granted will depend on a the performance of each employee, that will be reviewed by the Compensation Committee prior to the grant. Previous grants of options will provide a basic guideline for the Compensation Committee in determining new option grants.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for the financial years ended December 31, 2010, 2009 and 2008.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive Plans	Long- term incentive Pans
Richard A. Munson,(2) CEO, Corporate Secretary and director	2010	250,000	N/A	Nil	190,000	N/A	N/A	Nil	440,000
	2009	20,971	N/A	74,100	Nil	N/A	N/A	Nil	130,496
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Scott Issel,(3) CFO	2010	100,000	N/A	Nil	10,000	N/A	N/A	Nil	110,000
	2009	72,000	N/A	37,050	N/A	N/A	N/A	Nil	109,050
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension Value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive Plans	Long- term incentive Pans
Carmelo Marrelli,(4) former CFO	2010	18,750	N/A	44,115	Nil	N/A	N/A	Nil	62,865
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Jeffrey L. Vigil,(5) former CFO	2010	Nil	N/A	Nil	Nil	N/A	N/A	Nil	Nil
	2009	Nil	N/A	44,460	Nil	N/A	N/A	Nil	44,460
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Abraham P. Drost,(6) President and director	2010	245,760	N/A	760,000	Nil	N/A	N/A	Nil	1,005,760
	2009	80,000	N/A	148,200	Nil	N/A	N/A	Nil	228,200
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
_____________________
Notes:

(1)
These amounts were calculated using the Black-Scholes-Merton model, based on grant date fair value of $0.73 for option-based awards. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Mr. Munson was appointed as CEO, Corporate Secretary and director effective as of November 24, 2009. No awards were granted in respect of Mr. Munson's position as a director of the Company.
(3)	Mr. Issel was appointed as CFO effective as of November 15, 2010. Prior to this date, Mr. Issel acted as Controller of the Company.
(4)	Mr. Marrelli was appointed as CFO effective as of February 4, 2010 and ceased acting as CFO effective as of November 15, 2010.
(5)	Mr. Vigil was appointed as CFO effective as of November 24, 2009 and ceased acting as CFO effective as of February 4, 2010.
(6)	No awards were granted in respect of Mr. Drost's position as a director of the Company.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of awards granted to the Named Executive Officers and outstanding as at December 31, 2010.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Richard A. Munson,(2) CEO, Corporate Secretary and director	250,000	0.50	November 24, 2014	797,500	N/A	N/A
Scott Issel,(3) CFO	25,000	0.50	November 24, 2014	79,750	N/A	N/A
Carmelo Marrelli,(4) former CFO	25,000	1.49	February 4, 2015	66,830	N/A	N/A
Jeffrey L. Vigil,(5) former CFO	Nil	N/A	N/A	N/A	N/A	N/A
Abraham P. Drost,(6) President and director	250,000 500,000	0.50 2.60	November 24, 2014 October 20, 2015	797,500 1,190,000	N/A	N/A
_____________________
Notes:
(1)
These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares on December 31, 2010 of $3.63 and the exercise price of the options. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Mr. Munson was appointed as CEO, Corporate Secretary and director effective as of November 24, 2009. No awards were granted in respect of Mr. Munson's position as a director of the Company.
(3)	Mr. Issel was appointed as CFO effective as of November 15, 2010. Prior to this date, Mr. Issel acted as Controller of the Company.
(4)	Mr. Marrelli was appointed as CFO effective as of February 4, 2010 and ceased acting as CFO effective as of November 15, 2010.
(5)
Mr. Vigil was appointed as CFO effective as of November 24, 2009 and ceased acting as CFO effective as of February 4, 2010. As at February 4, 2010, 112,500 options had not vested and were therefore forfeited.

(6)	No awards were granted in respect of Mr. Drost's position as a director of the Company.

Value vested or earned during the year

The following table is a summary of the value vested or earned from awards granted to the Named Executive Officers and outstanding as at December 31, 2010.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard A. Munson,(2) CEO, Corporate Secretary and director	44,254	N/A	Nil
Scott Issel,(3) CFO	22,127	N/A	Nil
Carmelo Marrelli,(4) former CFO	44,115	N/A	Nil
Jeffrey L. Vigil,(5) former CFO	6,793	N/A	Nil
Abraham P. Drost,(6) President and director	595,174	N/A	Nil
_____________________
Notes:
(1)
These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares on the vesting date and the exercise price of the options. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	Mr. Munson was appointed as CEO, Corporate Secretary and director effective as of November 24, 2009. No awards were granted in respect of Mr. Munson's position as a director of the Company.
(3)	Mr. Issel was appointed as CFO effective as of November 15, 2010. Prior to this date, Mr. Issel acted as Controller of the Company.
(4)	Mr. Marrelli was appointed as CFO effective as of February 4, 2010 and ceased acting as CFO effective as of November 15, 2010.
(5)
Mr. Vigil was appointed as CFO effective as of November 24, 2009 and ceased acting as CFO effective as of February 4, 2010. As at February 4, 2010, 112,500 options had not vested and were therefore forfeited.

(6)	No awards were granted in respect of Mr. Drost's position as a director of the Company.

For a discussion of the Existing Plan, see "Executive Compensation – Compensation Discussion and Analysis – Option Based Awards".

Pension Plan Benefits

The Company does not have a pension, retirement, deferred compensation plan or similar plan.

Termination and Change of Control Benefits

Other than as described below, the Company does not currently have in place any employment agreements with the Named Executive Officers. It is expected that employment agreements will be entered into with each of the current Named Executive Officers during the 2011 fiscal year. The employment agreements are expected to provide for, among other things, change of control and termination provisions.

Abraham P. Drost

The Company entered into an employment agreement, effective May 22, 2009, with Abraham P. Drost, President of the Company. Mr. Drost receives an annual salary of $245,760 and is eligible for an annual bonus. The Company may terminate Mr. Drost’s employment without notice or pay in lieu of notice, at any time for cause. If the Company terminates Mr. Drost’s employment for cause, any options held by Mr. Drost will be terminated. The Company may also terminate Mr. Drost’s employment without cause by giving written notice of termination or pay in lieu of notice equivalent to: (a) two times Mr. Drost’s annual salary (including benefits and bonuses), if such termination occurs prior to May 22, 2011; or (b) Mr. Drost’s annual salary (including benefits and bonuses), if such termination occurs after May 22, 2011. If termination relates to a change of control, Mr. Drost is entitled to notice of termination or pay in lieu of notice equivalent to his annual salary (including benefits and bonuses) then in effect, regardless of when termination occurs. If the Company terminates Mr. Drost’s employment for any reason without cause, including in the case of a change of control, Mr. Drost may immediately vest and exercise all of his optionspursuant to the terms of the then-current stock option plan of the Company.

A “change of control” means a change in ownership or control of the Company effected through:

(i)
the direct or indirect acquisition by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (as defined in the Canada Business Corporations Act, as amended) of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities;

(ii)
a change in the composition of the Board over a period of 12 months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (a) have been board members continuously since the beginning of such period, or (b) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (a) who were still in office at the time such election or nomination was approved by the Board;

(iii)
the consummation of any consolidation, share exchange or merger of the Company (a) in which the stockholders of the Company immediately prior to such transaction do not own at least a majority of the voting power of the entity which survives/results from that transaction, or (b) in which a shareholder of the Company who does not own a majority of the voting stock of the Company immediately prior to such transaction, owns a majority of the Company's voting stock immediately after such transaction; or

(iv)
the liquidation or dissolution of the Company or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, including stock held in subsidiary corporations or interests held in subsidiary ventures.

Mr. Drost’s employment agreement also includes confidentiality, non-competition and non-solicitation provisions.

The following are the estimated incremental payments, payables and benefits, assuming a triggering event took place on December 31, 2010:

Name	Triggering event	Base salary ($)	Bonus ($)	Options ($)	Other benefits ($)	Total ($)
Abraham P. Drost	Termination	491,520	Nil	760,000	Nil	1,251,520
	Change of control	245,760	Nil	760,000	Nil	1,005,760

As noted above, the Company is expected to enter into employment agreements during the 2011 fiscal year with each of the current Named Executive Officers with whom it does not have an employment agreement, and such employment agreements are expected to provide for, among other things, change of control and termination provisions.

DIRECTOR COMPENSATION

Director compensation table

The following table is a summary of compensation paid to the directors of the Company for the financial year ended December 31, 2010.

Name(1)	Fees earned ($)(2)	Share- based awards ($)	Option- based awards ($)(3)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John R. Adams(4)	Nil	N/A	Nil	Nil	N/A	Nil	Nil
P. Greg Barnes	Nil	N/A	73,440	Nil	N/A	Nil	73,440
Mark C. Maier	Nil	N/A	Nil	Nil	N/A	Nil	Nil
Gerald W. Grandey	Nil	N/A	238,818	Nil	N/A	Nil	238,818
Brad L. Doores	Nil	N/A	238,818	Nil	N/A	Nil	238,818
____________________
Notes:
(1)
Messrs. Drost and Munson are Named Executive Officers and therefore, compensation received by these individuals are reflected in the Summary Compensation Table. Only non-executive directors of the Company receive fees for attendance at meetings of the Board and its sub-committees; accordingly, Messrs. Drost and Munson did not receive any compensation for attendance at such meetings.

(2)	Director fees were deferred until 2011.
(3)
These amounts were calculated using the Black-Scholes-Merton model, based on grant date fair value of $0.73. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(4)	Chairman of the Board.

Compensation of Directors

For the financial year ended December 31, 2010, the non-executive directors of the Company did not earn any director fees. The non-executive directors were granted option-based awards only as compensation for 2010. Non-executive directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors. Directors who are officers of the Company are not paid any amount in their capacities as directors of the Company.

Compensation for Services and Other Arrangements

None of the directors of the Company were compensated for their services as consultants or experts, or in their capacity as directors of the Company during the financial year ended December 31, 2010 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table is a summary of awards granted to the directors(4) of the Company and outstanding as at December 31, 2010.

	Option-based Awards				Share-based Awards
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
John R. Adams(3)	250,000	0.50	November 24, 2014	804,912	N/A	N/A
P. Greg Barnes	100,000	1.60	March 29, 2015	264,160	N/A	N/A
Mark C. Maier	509,366	0.50	November 24, 2014	1,639,979	N/A	N/A
Gerald W. Grandey	250,000	1.60	March 29, 2015	660,400	N/A	N/A
Brad L. Doores	250,000	1.60	March 29, 2015	660,400	N/A	N/A
_____________________
Notes:
(1)	Messrs. Drost and Munson are Named Executive Officers and therefore, compensation received by these individuals are reflected in the Summary Compensation Table.
(2)
These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares at December 31, 2010 of $3.63 and the exercise price of the options. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	Chairman of the Board.
(4)	Mr. Constable was appointed to the Board following year-end, on January 6, 2011, and is therefore not included in the table.

Value vested or earned during the year

The following table is a summary of the value vested or earned from awards granted to the directors(4) of the Company and outstanding as at December 31, 2010.

Name(1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John R. Adams(3)	44,254	N/A	Nil
P. Greg Barnes	117,654	N/A	Nil
Mark C. Maier	107,868	N/A	Nil
Gerald W. Grandey	238,818	N/A	Nil
Brad L. Doores	238,818	N/A	Nil
____________________
Notes:
(1)
Messrs. Drost and Munson are Named Executive Officers and therefore, compensation received by these individuals are reflected in the Summary Compensation Table. Only non-executive directors of the Company receive fees for attendance at meetings of the Board and its sub-committees; accordingly, Messrs. Drost and Munson did not receive any compensation for attendance at such meetings.

(2)
These amounts were calculated using the Black-Scholes-Merton model, based on the difference between the market price of the Common Shares on the vesting date and the exercise price of the options. The options have not been and may never be exercised and actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(3)	Chairman of the Board.
(4)	Mr. Constable was appointed to the Board following year-end, on January 6, 2011, and is therefore not included in the table.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201, Corporate Governance Guidelines (the "Guidelines") and National Instrument 58-101, Disclosure of Corporate Governance Practices (the "Disclosure Rule") were adopted by the securities regulatory authorities in Canada. Corporate governance practices are established in order to provide greater transparency for the marketplace regarding an issuer's corporate governance practices. Set out below is a description of the Company's approach to corporate governance, in compliance with the requirements prescribed by the Disclosure Rule and Guidelines.

Board of Directors

The independent members of the Board are Gerald W. Grandey, Brad L. Doores and David Constable. Richard A. Munson, Abraham P. Drost and P. Greg Barnes are not considered to be independent with the meaning of the Disclosure Rule by virtue of their positions as executive officers of the Company. John R. Adams and Mark C. Maier are not considered to be independent with the meaning of the Disclosure Rule given their positions as past executive officers.

The Board maintains the exercise of independent supervision over management by encouraging open and candid discussion from its independent directors. In addition, although Messrs. Adams and Maier are not considered to be independent, the Board does not view these relationships as impairing the ability of the Board to act independently of management.

Other Public Company Directorships

No directors of the Company are directors of other reporting issuers (other than the Company), other than Mr. Grandey, who is currently a director of Cameco Corporation (but will be resigning effective June 30, 2011); Mr. Drost, who is a director of Mega Precious Metals Inc. and Marksmen Capital Inc.; and Mr. Constable, who is also a director of U308 Corp., Rockcliff Resources Inc., Magma Metals Limited and Woulfe Mining Corp.

Orientation and Continuing Education of Board Members

New members of the Board receive an orientation package which includes reports on operations and results, a policy manual, and public disclosure filings by the Company. Meetings of the Board are sometimes held at the Company’s facilities or by conference call, and are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, the CEO and President send a combined monthly report to the Board relating to all activities during the prior month and management of the Company makes itself available throughout the year for discussion with all members of the Board.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict of interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient, at the current stage of the Company, to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The size of the Board will be reviewed annually when the Board considers the number of directors to recommend for election at the annual meeting of shareholders. The Board takes into account the number of directors required to carry out the duties of the Board effectively, and to maintain a diversity of views and experience.

Compensation of Directors and Officers

The Board formulates and administers an executive compensation program. The executive compensation program is comprised of two principal elements: base salaries and incentive stock options. The Compensation Committee recommends to the Board for its determination how much, if any, cash compensation will be paid to directors for services rendered by directors, in such capacity, to the Company. Effective as of January 1, 2011, all directors who are otherwise employed by or engaged to provide services to the Company will be paid cash compensation for their services as directors. Additionally, all directors are compensated for their services as directors through the granting of stock options in such amounts and upon such terms as may be approved by the Company’s directors from time to time. See "Executive Compensation" and "Director Compensation", above, for additional details.

Assessment of Directors, the Board and Board Committees

The Board monitors the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board and its Audit Committee in order to satisfy itself that the Board, its Audit Committee and its individual directors are performing effectively.

AUDIT COMMITTEE

Audit Committee Mandate

The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Company and annual external audits of the financial statements. The Audit Committee has set out its responsibilities and composition requirements in fulfilling its oversight in relation to the Company’s internal accounting standards and practices, financial information, accounting systems and procedures.

Composition of the Audit Committee

The Audit Committee consists of David Constable (Chairman), Brad Doores and Richard A. Munson, two of whom are independent with the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110").

Relevant Education and Experience of Audit Committee Members

David Constable – Chair of the Audit Committee - Mr. Constable is a professional geologist and has more than 40 years experience in mineral exploration, development and strategic investor relations throughout Canada and internationally. From 2002 - 2010, Mr. Constable was Vice President Investor Relations for FNX Mining Company Inc., retiring after the 2010 merger with Quadra Mining Ltd. to create QuadraFNX Mining Ltd. (QUX:TSX).  Previously, from 1996 - 2002, he listed Australia’s Normandy Mining Limited on the TSX and marketed Australia’s largest gold producer in North America until its acquisition in 2002 by Newmont Mining Corporation. Mr. Constable has a BSc (Hons.) from Mount Allison University in New Brunswick, an MBA (Hons.) from Sudbury’s Laurentian University and possesses an ICD.D designation from the Institute of Canadian Directors.

Brad L. Doores. – Director - Mr. Doores is VP and Assistant General Counsel for Barrick Gold Corp. He is a US attorney licensed in the State of Colorado with over 30 years of legal experience in the mining industry. Over the course of his career, Mr. Doores has served as an officer, director and legal counsel for both private and public, and senior and junior, natural resources companies. Mr. Doores has a B.A. from Duke University (1972) and a J.D. from the University of Michigan School of Law (1975).

Rich A. Munson – CEO and Director - Mr. Munson is a co-founder of ETK, and has been its Executive Vice President and General Counsel since its formation. Mr. Munson has served as an officer, director and General Counsel of Energy Fuels Corporation (“EFC”) since 1985. Prior to joining EFC, Mr. Munson was a resident partner of Aranow, Anderson, Beatty & Lee LLP, a law firm focusing on natural resources. Mr. Munson obtained a B.A. from Montana State University, his J.D. from the University of San Diego School of Law and an L.L.M. (Taxation) from the University of Denver.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company, as a “venture issuer”, has relied on the exemptions provided by section 6.1 of NI 52-110 with respect to Part 3 - Composition of the Audit Committee and Part 5 — Reporting Obligations.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years:

Financial Year Ended	Audit Fees	Audited-Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2010	201,253	Nil	Nil	56,424
2009	64,231	Nil	Nil	Nil
____________________
Notes:
(1)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

(2)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(3)	The aggregate fees billed for professional services other than those listed in the other three columns.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,253,434	3.57	5,521,389
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,253,434	3.57	5,521,389
______________________
Notes:
(1)	Represents the total number of Common Shares issuable upon the exercise of stock options under the Existing Plan.
(2)
Based on the maximum number of Common Shares reserved for issuance upon the exercise of stock options under the Existing Plan as of December 31, 2010 of 10,774,823, after deducting all options that have been exercised under the Existing Plan and adding back all unexercised, expired options since the adoption of the Existing Plan.

For a discussion of the Existing Plan, see "Executive Compensation - Compensation Discussion and Analysis - Option Based Awards".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

As at the date hereof, no executive officer, director or employee, or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to: (a) the Company or any of its subsidiaries; or (b) another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no informed person of the Company, proposed director of the Company, nor any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction of the Company since January 1, 2010 or in any proposed transaction which has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's audited financial statements and the Company's management's discussion and analysis for the financial years ended December 31, 2010 and 2009. A copy of the Company's audited financial statements and management's discussion and analysis can be obtained, upon request, from the Corporate Secretary of the Company at 8000 South Chester Street, Suite 375, Centennial, CO 80112, USA.

APPROVAL

The contents and sending of this management information circular have been approved by the directors of the Company.

DATED this 3rd day of May, 2011

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Richard A. Munson"

Richard A. Munson Chief Executive Officer and Corporate Secretary

APPENDIX “A”

SANDSPRING RESOURCES LTD.

STOCK OPTION PLAN

1.	Purpose

The purpose of the Stock Option Plan, as amended, (the "Plan") of SANDSPRING RESOURCES LTD., a corporation continued under the Business Corporations Act (Ontario) (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and Consultants (as hereinafter defined) of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the "Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.	Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder (collectively, “Options”) may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3.	Stock Exchange Rules

All Options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter, including without limitation the TSX Venture Exchange (the “TSXV”) and the Toronto Stock Exchange (the “TSX”) (hereinafter collectively referred to as, the "Exchange").

4.	Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of Shares of the Corporation's authorized but unissued Shares. The aggregate number of Shares issuable upon the exercise of all Options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time, unless the Corporation obtains disinterested shareholder approval.

If any Option granted hereunder is exercised, surrendered, expires or is terminated for any reason in accordance with the terms of the Plan without being exercised, such Options shall become available again for future grant under the Plan.

5.	Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.	Eligibility and Participation

Directors, officers, Consultants and employees of the Corporation or its subsidiaries or affiliates, and employees of a person or company which provides management services to the Corporation or its subsidiaries or affiliates, if any ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as "Participants"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold Options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the Options were held by the Participant.

An individual (or a company or partnership of which the individual is an employee, shareholder or partner), other than an employee, Management Company Employee, director or senior officer, who:

(i)           provides ongoing consulting services to the Corporation or an Affiliate (as hereinafter defined) of the Corporation under a written contract;

(ii)           possesses technical, business or management expertise of value to the Corporation or an Affiliate of the Corporation;

(iii)           spends a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate of the Corporation;

(iv)           has a relationship with the Corporation or an Affiliate of the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation; and

(v)           does not engage in Investor Relations Activities (as hereafter defined)

is herein defined as a “Consultant”;

An individual (or a company or partnership of which the individual is an employee, shareholder or partner), other than an employee, Management Company Employee, director or senior officer, that falls within the definition of Consultant contained in subsections 6(i) through (iv) which provides Investor Relations Activities is herein defined as an “Investor Relations Consultant”.

A director, officer, employee or Management Company Employee who provides Investor Relations Activities (as hereinafter defined) is herein defined as an “Investor Relations Person”.

For purposes of the foregoing, a company is an “Affiliate” of another company if: (a) one of them is the subsidiary of the other; or (b) each of them is controlled by the same Person.

The term “Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation;

(i)	to promote the sale of products or services of the Corporation, or

(ii)	to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(b)	activities or communications necessary to comply with the requirements of;

(i)	applicable securities laws, policies or regulations,

(ii)	the rules, and regulations of the TSXV or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Corporation;

(iii)
communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if;

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer received no commission or other consideration other than for acting in the capacity of publisher or writer; or

(c)	activities or communications that may be otherwise specified by the TSXV.

For Options granted to employees, Consultants, Management Company Employees or Investor Relations Persons, the Corporation must represent that the optionee is a bona fide employee, Consultant, Management Company Employee or Investor Relations Person as the case may be.

The terms “insider”, “controlled” and “subsidiary” have the meanings given to them in the Securities Act (Ontario) from time to time.

Subject to the terms hereof, the Board shall determine to whom Options shall be granted, the terms and provisions of the respective Option agreements, the time or times at which such Options shall be granted and vest, and the number of Shares to be subject to each Option. In the case of employees or Consultants of the Corporation or Management Company Employees, the Option agreements to which they are party must contain a representation of the Corporation that such employee, Consultant or Management Company Employee, as the case may be, is a bona fide employee, Consultant or Management Company Employee of the Corporation or its subsidiaries or affiliates.

A Participant who has been granted an Option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional Option or Options if the Board shall so determine.

7.	Exercise Price

(a)
Subject to 7(b),(d) and (d) below, the exercise price of an Option shall be determined by the Board at the time the Option is granted, but, in any event, shall not be less than the market price of the Shares on the Exchange on the trading day immediately preceding the date of the grant of the Option. The “market price” shall mean the prior trading day closing price of the Shares on any exchange on which the Shares are listed or last trading price on the prior trading day on any dealing network where the Shares trade, and where there is no such closing price or trade on the prior trading day, “market price’’ shall mean the average of the daily high and low board lot trading prices of the Shares on any stock exchange on which the shares are listed or dealing network on which the Shares trade for the five immediately preceding trading days.

(b)	In the event the Shares are listed on the TSXV, the price may be the market price less any discounts from the market price allowed by the TSXV, subject to a minimum price of $0.10.

(c)	In the event the Shares are not listed on any exchange and do not trade on any dealing network, the market price will be determined by the Board.

The approval of disinterested shareholders will be required for any reduction in the Price of a previously granted Option to an insider of the Company.

8.	Number of Optioned Shares

(a)
The aggregate number of Shares reserved for issuance pursuant to this Plan or any other share compensation arrangement (pre-existing or otherwise) to insiders of the Corporation (i.e. an insider that is subject to insider reporting requirements pursuant to National Instrument 55-104 – Insider Reporting Requirements and Exemptions) within a one-year period shall not exceed 10% of the Shares outstanding from time to time.

(b)
The aggregate number of Shares reserved for issuance pursuant to this Plan or any other share compensation arrangement (pre-existing or otherwise) to insiders of the Corporation shall not exceed 10% of the Shares outstanding from time to time.

While the Shares are listed on the TSXV:

(c)
The total number of Shares which may be reserved for issuance to any one individual under the Plan within any one year period shall not exceed 5% of the total number of Shares issued and outstanding at the time of the grant.

(d)	The maximum number of Options which may be granted to any one Consultant within any one year period must not exceed in the aggregate 2% of the Shares issued and outstanding at the time of the grant.

(e)
The maximum number of Options which may be granted to Participants employed to provide Investor Relations Activities within any 12 month period must not exceed, in the aggregate, 2% of the Shares issued and outstanding at the time of the grant.

9.	Option Period, Consideration and Payment

(a)
The Option period for any Option granted hereunder shall be a period of time fixed by the Board, not to exceed the maximum term of 10 years, provided that such Option period shall be reduced as provided in Sections 11 and 12 in the event of cessation as a director, officer, Consultant, employee or Management Corporation Employee of the Corporation or its subsidiaries or affiliates, or death of the Participant.

(b)
Notwithstanding any other provision of this Plan, in the event the expiry of an Option falls within, or within two (2) days of, a trading Blackout Period imposed by the Corporation, the expiry date of such Option shall be automatically extended to the 10th business day following the end of such Blackout Period. The term “Blackout Period” shall mean any period during which a Corporation policy prevents insiders from trading Shares.

(c)
Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.  So long as the Shares are listed on the TSXV, Options issued to Investor Relations Persons or Investor Relations Consultants for the Corporation must vest in stages over not less than 12 months with no more than 25% of the Options vesting in any three month period.

(d)
Subject to any vesting restrictions imposed by the Board, Options may be exercised in whole or in part at any time and from time to time during the Option period.  To the extent required by the Exchange, no Options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(e)
Except as set forth in Sections 11 and 12, no Option may be exercised unless the Participant is at the time of such exercise a director, officer, Consultant, or employee of the Corporation or any of its subsidiaries or affiliates, or a Management Employee of the Corporation or any of its subsidiaries or affiliates.

(f)
The exercise of any Option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the Option is being exercised, accompanied by certified cheque or bank draft for the full purchase price of such Shares with respect to which the Option is exercised.   No Participant or his/her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for Shares issuable pursuant to Options under the Plan are issued to him/her or them under the terms of the Plan.

10.	Ceasing To Be a Director, Officer, Consultant or Employee

(a)
Subject to subsections 9(b) and 10(b), if a Participant shall cease to be a director, officer, Consultant, employee of the Corporation, or a subsidiary or affiliate, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his/her Option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, Consultant, employee or a Management Company Employee, or 30 days if the Participant is an Investor Relations Person or an Investor Relations Consultant and the Shares are listed on the TSXV. Notwithstanding such 90-day Option termination period, or 30-day Option termination period in the case of an Investor Relations Person or an Investor Relations Consultant, while listed on the TSXV, the Board shall have the discretion to extend such Option termination period to up to a maximum of one year after the Participant ceases to be a director, officer, Consultant or employee of the Corporation or any of its subsidiaries or affiliates. In the event that the Shares are listed on the TSX, the Board shall have the discretion to extend such Option termination period to up to the maximum outstanding term of the Option.

(b)
Nothing contained in the Plan, nor in any Option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, Consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates, or interfere in any way with the right of the Corporation or any subsidiary or affiliate to terminate the Participant’s employment at any time.

11.	Death of Participant

Subject to subsection 9(b), in the event of the death of a Participant, the Option previously granted to him/her shall be exercisable within the one (1) year after the date of death and then only:

(a)	by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	if and to the extent that such Participant was entitled to exercise the Option at the date of his/her death.

Notwithstanding the foregoing, in the event that the Shares are listed on the TSX, the Board shall have the discretion to extend such Option termination period to up to the maximum outstanding term of the Option.

12.	Rights of Optionee

No person entitled to exercise any Option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until certificates representing such Shares shall have been issued and delivered.

13.	Cash Surrender Option

Where the Shares are listed and posted for trading on a recognized stock exchange, Participants may elect to surrender unexercised Options to purchase Shares granted pursuant to the Plan, that are vested and exercisable, to the Corporation in consideration of the receipt by the Participant of an amount (the "Settlement Amount") equal to the excess, if any, of the aggregate market price of the Shares (based on the weighted volume average trading price of the Shares on such stock exchange during the five trading days preceding the date of surrender or the price pursuant to an offer made for all of the issued and outstanding Shares, whichever is greater) able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender, over the aggregate exercise price for the Shares pursuant to such Options. In no circumstances will the Participant at any time be obligated to surrender Options as provided by this cash surrender Option. The Corporation may, in its sole discretion, refuse to accept the surrender of unexercised Options and if any such surrender is not accepted by the Corporation or completed for any reason, the notice of surrender (as described below) shall be deemed to be withdrawn and the Options in respect of which such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided. Unexercised Options may be surrendered in whole or in part from time to time by delivery to the Corporation at its head office of a written notice of surrender specifying the number of Shares with respect to which the unexercised Options are being surrendered. Upon the surrender of unexercised Options as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver to the relevant Participant (or his/her personal representative, if applicable) or to the order thereof, payment of the Settlement Amount (net of any amounts required to be withheld under applicable withholding legislation) by way of cheque or otherwise in a manner acceptable to the Corporation.

14.	Take-over Bid

If a bona fide offer (the “Offer”) for Shares is made to the Participant or to shareholders generally or to a class of securityholders which includes the holders of Options, which Offer, if accepted in whole or part, would result in the offeror exercising control over the Corporation within the meaning of the Securities Act (Ontario), then the Corporation shall, immediately upon receipt of notice of the Offer, notify each Option holder of the full particulars of the Offer.  The Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedules so that notwithstanding the other terms of this Plan, such Option may be exercised in whole or in part by the Option holder so as to permit the Option holder to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.  If:

(a)	the Offer is not complied with within the time specified therein;

(b)	the Option holder does not tender the Optioned Shares pursuant to the Offer; or

(c)	all of the Optioned Shares tendered by the Option holder pursuant to the Offer are not taken up and paid for by the offeror in respect thereof;

then, at the discretion of the Board, the Optioned Shares, or in the case of subsection (c) above, the Optioned Shares that are not taken up and paid for, shall be returned by the Option holder to the Corporation and reinstated as authorized but unissued Shares and the terms of the Option as set forth in this Plan and the applicable Option Agreement shall again apply to the Option.  If any Optioned Shares are returned to the Corporation in accordance with this section of the Plan, the Corporation shall refund the exercise price to the Option holder for such Optioned Shares.

15.	Adjustments

If the outstanding Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, statutory arrangement or amalgamation, re-capitalization, re-classification, stock dividend, subdivision or consolidation, a separation of the business of the Corporation into two or more entities, a transfer of all or substantially all of the assets of the Corporation to another entity, or similar corporate transaction, upon the exercise of an Option under the Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the option immediately prior to such event, unless otherwise determined by the Board in its sole discretion, which determination shall be final, binding and conclusive. No fractional Share shall be required to be issued under the Plan on any such adjustment.

16.	Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable other than as specifically provided herein and to the extent provided by the applicable laws of descent. During the lifetime of a Participant any benefits, rights and Options may only be exercised by the Participant.

17.	Amendment and Termination of Plan

Subject the requisite shareholder and regulatory approvals set forth under subsections 17(a) and 17(b) below, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the optionee, in any manner adversely affect his/her rights under any Option theretofore granted under the Plan.

(a)	The Board of Directors may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)
any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a fixed maximum percentage of securities, as the case may be, or a change from a fixed number to a fixed percentage of securities;

(ii)	any change to the definition of “Participants” which would have the potential of narrowing or broadening or increasing insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to Participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction in the number of underlying securities from the Plan;

(vi)	the addition of deferred or restricted share unit or any other provision which results in Participants receiving securities while no cash consideration is received by the Corporation; and

(vii)
any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to Participants, especially to insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

(b)
The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subsection 16(a) above, including, without limitation:

(i)	amendments of a housekeeping nature;

(ii)	the addition of or a change to vesting provisions of a security or the Plan;

(iii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c)
Notwithstanding the provisions of subsection 17(b), the Corporation shall additionally obtain requisite shareholders approval in respect of amendments to the Plan that are contemplated pursuant to subsection 17(b) to the extent such approval is required by any applicable law or regulations.

18.	Necessary Approvals

Notwithstanding any other provision of this Plan, the ability of a Participant to exercise Options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any Option exercise price paid to the Corporation will be returned to the Participant.

19.	Effective Date of Plan

The Plan was adopted by the Board of the Corporation effective as of March 16, 2007, and is effective as of such date for all actions of the Board with respect to all Options that have been issued by the Corporation, regardless of subsequent amendments to the Plan.

20.	Special Rules for US Participants

This Section is applicable to Options awarded to Participants who are subject to taxation within the United States of America (“US Participants”).  Notwithstanding any provision of the plan to the contrary, the exercise price of the Shares subject to options awarded to US Participants will not be less than the Fair Market Value of the Shares on the date the Option is granted.  For purposes of this Section, “Fair Market Value” means, at any date in respect of the Shares, (i) the closing price of the Shares as reported by the Exchange on the last trading day immediately preceding such date, or (ii) if the Shares are not listed on any stock exchange, the fair market value as determined by the Board.  Notwithstanding Section 7(b), the exercise price for options awarded to US Participants may not be reduced to an amount that is less than Fair Market Value of the Shares at the date the exercise price is reduced.

21.	Withholding Taxes, etc.

For certainty and notwithstanding any other provision of the Plan, the Corporation or any Affiliate may take such steps as it considers necessary or appropriate for the deduction or withholding of any income taxes or other amounts which the Corporation is required by any law or regulation of any governmental authority whatsoever to deduct or withhold in connection with any Share issued pursuant to the Plan, including, without limiting the generality of the foregoing, (a) withholding of all or any portion of any amount otherwise owing to a Participant; (b) the suspension of the issue of Shares to be issued under the Plan, until such time as the Participant has paid to the Corporation an amount equal to any amount which the Corporation is required to deduct or withhold by law with respect to such taxes or other amounts;

and/or (c) withholding and causing to be sold, by it as an agent on behalf of a Participant, such number of Shares as it determines to be necessary to satisfy the withholding obligation.  By participating in the Plan, the Participant consents to such sale and authorizes the Corporation to effect the sale of such Shares on behalf of a Participant and to remit the appropriate amount to the applicable governmental authorities. The Corporation shall not be responsible for obtaining any particular price for the Shares nor shall the Corporation be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Corporation to fund any withholding obligation.

22.	Record Keeping

The Corporation shall maintain a register in which it shall record the name and address of each Option holder, the Number of Options granted to such holder and the details thereof and the number of Options outstanding.

23.	Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Ontario.

MADE by the Board of Directors of the Corporation as of March 16, 2007, as amended on July 7, 2010, May ●, 2011.